Exhibit 99.2

Mercurity Fintech Holding Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MFH)

Form of Proxy for Extraordinary General Meeting

to be held on February 5, 2021
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Mercurity Fintech Holding Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.00001 per share (the “Shares”), to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at Room 536, 5th Floor, Building No.1, No. 35 Shangdi East Road, Haidian District, Beijing, People’s Republic of China on February 5, 2021 at 10:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Meeting.

Only the holders of record of the Shares at the close of business on January 12, 2021 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice of and to vote at the EGM. In respect of the matter requiring shareholders’ vote at the EGM. The necessary quorum of the EGM shall be two persons together holding, or representing by proxy or (in the case of a Member being a corporation) by its duly authorised representative, not less than one-third in nominal value of the total issued voting shares in the Company. This Form of Proxy and the accompanying Notice of Extraordinary General Meeting are first being mailed to the shareholders of the Company on or about January 12, 2021.

The Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Room 003, Floor 15, Building No.1 B, No. 38 Zhongguancun Avenue, Haidian District, Beijing, People’s Republic of China, or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Room 003, Floor 15, Building No.1 B, No. 38 Zhongguancun Avenue, Haidian District, Beijing, People’s Republic of China as soon as possible and in any event no later than 48 hours before the time of the EGM.

Mercurity Fintech Holding Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MFH)

Form of Proxy for Extraordinary General Meeting

to be held on February 5, 2021
(or any adjourned or postponed meeting thereof)

I/We__________________________of ____________________________, being the registered holder of ________________________ordinary shares, par value US$0.00001 per share, of Mercurity Fintech Holding Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting1 or ___________________________ of ______________________________as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Room 536, 5th Floor, Building No.1, No. 35 Shangdi East Road, Haidian District, Beijing, People’s Republic of China on February 5, 2021 at 10:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR[2]	AGAINST[2]	ABSTAIN[2]
1.	As an ordinary resolution that the authorized share capital of the Company be increased from US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each (each an "Ordinary Share") to US$250,000 divided into 25,000,000,000 Ordinary Shares, by the creation of an additional 20,000,000,000 Ordinary Shares each to rank pari passu in all respects with the existing Ordinary Shares.

1.If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

2 IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

2.	As an ordinary resolution that the following nominees be re-elected as members of the board of directors of the Company:
	Name	Title	FOR	AGAINST	ABSTAIN
	Hua Zhou	Director and Chairperson of the Board of Directors
	Haohan Xu	Director
	Longming Wu	Director
	Huimin Wang	Director
	Xiaoyu Li	Director
	Tony C. Luh	Director
	Paul L. Gillis	Director
	Yuan-Ching (Samuel) Shen	Director

Dated _______________, 2021	Signature(s)[3]：

3 This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.